Prospectus Supplement No. 17 (to Prospectus dated January 8, 2021)	Filed Pursuant to 424(b)(3) Registration No. 333-250945

6,765,463 Shares of Common Stock
Warrants to Purchase up to 7,692,307 Shares of Common Stock
Pre-Funded Warrants to Purchase up to 926,844 Shares of Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated January 8, 2021, or the Prospectus, relating to the offering of up to 6,765,463 shares of our common stock, warrants to purchase up to 7,692,307 shares of our common stock and pre-funded warrants to purchase 926,844 shares of our common stock, as well as an option to the underwriter in the offering to purchase up to an additional 1,153,846 shares of common stock and/or warrants to purchase up to 1,153,846 shares of our common stock, in any combination thereof. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into the Prospectus the information contained in our attached Current Report on Form 8-K that we filed with the Securities and Exchange Commission on November 10, 2021, or the Form 8-K. The Form 8-K, as filed, is set forth below.

The information contained in this Prospectus Supplement No. 17 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 17 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement No.1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6, Prospectus Supplement No. 7, Prospectus Supplement No. 8, Prospectus Supplement No. 9, Prospectus Supplement No. 10, Prospectus Supplement No. 11, Prospectus Supplement No. 12, Prospectus Supplement No. 13, Prospectus Supplement No. 14, Prospectus Supplement No. 15, Prospectus Supplement No. 16 and Prospectus Supplement No. 17, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock is traded on the NASDAQ Global Select Market under the symbol “KMPH.” The last reported sale price of our common stock on November 9, 2021 was $9.37 per share. You are urged to obtain current market quotations for our common stock.

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the Risk Factors identified in our Annual Report for the year ended December 31, 2020 and in our Quarterly Report for the quarter ended June 30, 2021 for a discussion of information that should be considered before making a decision to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 10, 2021 (November 5, 2021)

KemPharm, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-36913	20-5894398
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 Celebration Boulevard, Suite 103, Celebration, FL		34747
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (321) 939-3416

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KMPH	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02          Results of Operations and Financial Condition.

On November 10, 2021, KemPharm, Inc., a Delaware corporation, or KemPharm, issued a press release announcing its financial results for the third quarter ended September 30, 2021, as well as information regarding a conference call and live audio webcast with slide presentation to discuss its financial results and recent business developments scheduled for Wednesday, November 10, 2021 at 4:30 p.m. ET. A copy of the press release and presentation are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K.

Item 5.02          Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 5, 2021, the Board of Directors of KemPharm appointed Richard W. Pascoe as KemPharm’s Executive Chairman. There is no transaction involving Mr. Pascoe that requires disclosure under Item 404(a) of Regulation S-K. Travis C. Mickle will remain as KemPharm’s President and Chief Executive Officer and a member of the Board of Directors.

From January 2019 to November 2021, Mr. Pascoe served as president and chief executive officer of Histogen Inc., a biologics company.  His prior experiences include serving as chief executive officer and director of Apricus Biosciences Inc. from March 2013 to January 2019 and Pernix Sleep, Inc. (formerly known as Somaxon Pharmaceutical, Inc.) from August 2008 to March 2013.  He held a series of senior management roles which include chief operating officer at ARIAD Pharmaceuticals, Inc. and senior vice president of Neuroscience Division at King Pharmaceuticals, Inc.  In addition to serving as a director of KemPharm since January 2014 and KemPharm’s lead independent director since November 2014, he also serves as a member of the board of directors of Seelos Therapeutics, Inc., and the board of directors of the Johnny Mac Soldiers Fund, a charity for military veterans.  Mr. Pascoe received his B.S. degree from the United States Military Academy at West Point.

In connection with his appointment as Executive Chairman, on November 5, 2021, KemPharm entered into an employment agreement, or the Agreement, with Mr. Pascoe effective November 10, 2021, which Agreement provides for an at-will employment with an initial base salary of $400,000 and eligibility to receive discretionary annual cash bonuses equal to up to 50% of the base salary. In connection with the appointment, KemPharm’s board of directors also granted Mr. Pascoe an option to purchase 100,000 shares of common stock under KemPharm’s Amended and Restated 2014 Equity Incentive Plan on November 10, 2021.  The option has an exercise price equal to the closing price of the common stock as reported on the Nasdaq Global Select Market on the date of grant.  Of the shares underlying the option, 50,000 shares will vest in four equal annual installments beginning on November 10, 2022, subject to Mr. Pascoe’s continuous service through each such vesting date, and the remaining 50,000 shares will vest upon the closing of the earlier of (x) a Change in Control (as defined in the Company’s Amended and Restated 2014 Equity Incentive Plan) or (y) a transformative business development transaction, as determined in the discretion of the board of directors; provided that the definitive agreement for the Change in Control or transformative business development transaction is executed on or prior to November 10, 2022, and Mr. Pascoe is, immediately prior to the closing of the Change in Control or transformative business development transaction, as applicable, still serving as Executive Chairman or as another executive officer.

The Agreement provides that if KemPharm terminates Mr. Pascoe’s employment without “cause” (as defined in the Agreement) or Mr. Pascoe resigns for “good reason” (as defined in the Agreement), Mr. Pascoe will be eligible to receive the following severance benefits: (i) all accrued benefits (as defined in the Agreement), (ii) continued payments of 12 months of his annual base salary; (ii) the 100% vesting of all of his stock options or other equity awards that were outstanding as of the effective date of the termination; and (iii) 12 months of continued health insurance coverage.

If such termination or resignation occurs within 60 days before, upon or within 12 months following a change of control, Mr. Pascoe will be eligible to receive all the severance benefits described in the preceding paragraph, except that (i) the KemPharm shall pay Mr. Pascoe an amount equal to one and one half times the sum of his base salary plus his target annual bonus and (ii) the vesting of all of his outstanding stock options and other equity awards that are subject to time-based vesting requirements shall accelerate in full as of the date of termination.

All severance benefits payable to Mr. Pascoe under the Agreement are subject to his signing, not revoking and complying with a release of claims.

The description of the Agreement included herein is not complete and is subject to and qualified in its entirety by reference to the Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 9.01          Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
10.1	Executive Employment Agreement by and between the Registrant and Richard W. Pascoe, dated as of November 5, 2021.
99.1	Press Release titled “KemPharm Reports Third Quarter 2021 Financial Results” dated November 10, 2021.
99.2	Presentation titled "Third Quarter 2021 Results" dated November 10, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KemPharm, Inc.

Date: November 10, 2021	By:	/s/ R. LaDuane Clifton
R. LaDuane Clifton, CPA
Chief Financial Officer, Secretary and Treasurer

Exhibit 10.1

KemPharm, Inc.

Executive Employment Agreement

This Executive Employment Agreement (“Agreement”) is made and entered into effective as of the 5th day of November 2021, by and between KemPharm, Inc., a Delaware corporation (the “Company”) and Richard Pascoe (“Executive”) (each being a “Party” hereto and together constituting the “Parties”).

Whereas, Company desires to employ Executive and, in connection therewith, to compensate Executive for Executive’s personal services to the Company; and

Whereas, Executive wishes to be employed by the Company and provide personal services and certain covenants to the Company in return for certain compensation and benefits.

Now, Therefore, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.    Employment.

A.    Employment. Subject to the terms set forth herein, Company agrees to employ Executive and Executive hereby accepts such employment with Company as Executive Chairman, or in such other capacities as Company shall reasonably determine from time to time, upon the terms and conditions set forth in this Agreement.

B.    Effective Date and Term. Company’s employment of Executive under this Agreement shall commence effective as of November 10, 2021 (the “Effective Date”) and continue until the Date of Termination (defined in Section 4(A)) (hereinafter such period of time from the commencement until termination of employment shall be referred to as the “Employment Term”).

C.    Duties of Executive. During the Employment Term, all of the following shall apply: Executive shall carry out, perform and comply with such reasonable and lawful orders, directions, and written rules and policies (including those rules and policies memorialized in meeting minutes) as are assigned or set by Company’s board of directors (the “Board of Directors”) from time to time. Executive shall report to, receive directions from and be reviewed by the Board of Directors. Executive’s duties shall include the duties and responsibilities commonly associated with an Executive Chairman of a company similar to Company. Subject to the limitations of Section 4(E)(3)(iv), the Board of Directors retains the right to modify Executive’s responsibilities pursuant to the legitimate business needs of Company. The Board of Directors may, but is not required to, nominate (from time to time) Executive for election by the shareholders to a seat on the Board of Directors.

D.    Duty of Loyalty. Except as set forth on Exhibit A, during the Employment Term, Executive shall not, without the prior written consent of the Board of Directors, accept other employment or render or perform other services for compensation. Executive shall devote Executive’s full business time and attention and Executive’s best efforts to the faithful performance of Executive’s duties as an executive officer and employee of Company. Executive’s expenditure of reasonable amounts of time (i) devoted to serving on up to two (2) public boards, provided there is no conflict of interest; (ii) devoted to serving on up to two (2) non-profit boards; (iii) for teaching, and (iv) on behalf of charitable or professional organizations in a capacity other than a board member shall not be deemed a breach of this Agreement, provided such activities do not interfere with the performance of Executive’s duties and responsibilities hereunder, including the limitations in Sections 7 – 9, and Executive has provided prior written notice to the Board of Directors and the Board of Directors has provided prior written approval of such activities, as determined in the Board of Directors’ reasonable sole discretion, which approval will not be unreasonably withheld. Nothing in this Agreement shall preclude Executive’s expenditure of reasonable amounts of time on personal business; provided such activities do not materially interfere with the performance of Executive’s duties and responsibilities hereunder, including the limitations in Sections 7 – 9, as determined in the Board of Directors’ reasonable sole discretion.

E.    Place of Performance. Executive’s principal place of employment during the Employment Term will be Celebration, Florida. Notwithstanding the foregoing, Executive understands and agrees that Executive’s presence may be required at Company headquarters or other Company worksites, or Executive may be required to travel for business, in each case, in accordance with Executive’s duties and responsibilities under this Agreement, as business needs require or may change over time and as reasonably requested by the Board of Directors.

2.    Compensation and Benefits. In consideration of the services to be rendered by Executive pursuant to this Agreement, as well as Executive’s covenants set forth in this Agreement, Company shall pay to Executive the following compensation, which shall be the entire and exclusive compensation for all of Executive’s services rendered and other obligations taken on Company’s behalf:

A.    Annual Base Salary. During the Employment Term, Company shall pay to Executive an annualized base salary of $400,000 (the “Base Salary”). For calendar years in which Executive is employed for less than the full year, the Base Salary shall be prorated and accrue on a per diem basis for only those days on which Executive was employed during the Employment Term. The Base Salary will be paid by Company in equal installments according to Company’s customary payroll practices, but in any event not less frequently than monthly, and shall be subject to all mandatory and voluntary payroll deductions. Executive’s Base Salary shall be reviewed periodically by the Board of Directors or the Compensation Committee of the Board of Directors (the “Compensation Committee”) if so designated and may be appropriately increased from time to time in the sole discretion of Board of Directors or the Compensation Committee, as applicable, and may only be decreased proportionately with any across-the-board decrease applicable to all senior executives of Company.

B.    Incentive Compensation. During the Employment Term, Executive shall be entitled to participate in all short-term and long-term incentive programs established by Company, at such levels as the Board of Directors or Compensation Committee determines. Executive’s annual short-term incentive opportunity target shall be no less than 50% of the Base Salary, as such percentage may be increased from time to time (the “Target Annual Bonus”). The actual amount of such annual incentive compensation shall be determined in accordance with the applicable plans based on achievement of individual and Company performance objectives established in advance by the Board of Directors or the Compensation Committee, taking into account input from Executive, and such actual annual short term incentive compensation amount may be more or less than the target amount. No minimum incentive is guaranteed.

C.    Retirement, Welfare and Other Benefit Plans and Programs. During the Employment Term, Executive shall be entitled to participate in the employee retirement and welfare benefit plans and programs made available to Company’s other senior level executives as a group, as such retirement and welfare plans may be in effect from time to time and subject to the eligibility requirements of such plans, including but not limited to, life, health and disability plans, and a 401(k) retirement plan and similar or other plans. During the Employment Term, Executive shall be eligible for vacation, sick leave and holidays in accordance with Company’s vacation, sick and holiday and other pay for time not worked policies. Nothing in this Agreement or otherwise shall prevent Company from amending or terminating after the Effective Date any retirement, welfare or other employee benefit plans, programs, policies or perquisites from time to time as Company deems appropriate, and Executive’s participation in any such plan, program, policy and perquisite shall be subject to the terms, provisions, rules and regulations thereof.

D.    Reimbursement of Expenses. During the Employment Term, Company shall reimburse Executive for all reasonable and necessary business expenses that Executive incurs while performing Executive’s duties under this Agreement in accordance with Company’s general policies of expense reimbursement in effect from time to time.

E.    Equity Compensation.

(1)     On the Effective Date, the Company will grant to the executive an incentive stock option to purchase 100,000 shares of common stock.  The option will have an exercise price equal to the closing price of the common stock as reported on the NASDAQ Global Market on the date of grant.  Of the shares underlying the option, 50,000 shares will vest in four equal annual installments beginning on the first anniversary of the Effective Date, subject to Executive’s continuous service through each such vesting date, and the remaining 50,000 shares will vest upon the closing of the earlier of (x) a “Change in Control” (as defined in the Company’s Amended and Restated 2014 Equity Incentive Plan) of the Company or (y) a transformative business development transaction, as determined in the discretion of the Board of Directors; provided that the definitive agreement for the Change in Control or transformative business development transaction is executed on or prior to the first anniversary of the Effective Date and the Executive is, immediately prior to the time of the closing of the Change in Control or transformative business development transaction, as applicable, still serving as Executive Chairman or as another executive officer.

(2)    All unvested time-based options granted pursuant to this Agreement, and each other outstanding unvested time-based equity award granted to Executive, shall accelerate so as to be fully vested and immediately exercisable immediately prior to any Change in Control of the Company.

F.    Temporary Housing Expenses. Starting on the Effective Date and for three (3) months thereafter, so long as Executive remains an employee of the Company and has not either purchased, or signed an annual or longer term lease on, and moved into a residence in Florida, the Company will reimburse Executive for reasonable temporary housing in the Celebration, Florida area up to a maximum gross amount of $25,000 , less deductions and withholdings required by applicable law, if any (the “Housing Expenses”). The Company will reimburse Executive’s Housing Expenses within forty-five (45) days of receipt of an invoice or other documentation that complies with Company policies, provided that Executive submits such receipts and other documentation within 45 days following the date such Housing Expenses are incurred.

3.    Company Policies and Procedures. Executive agrees to observe and comply with the reasonable and lawful policies and procedures of Company as adopted by the Board of Directors in writing or reflected in the formal minutes of the Board of Directors or committee thereof, respecting performance of Executive’s duties and to carry out and to perform the reasonable and lawful orders and directions stated by Company to Executive, from time to time, either orally or in writing. Executive agrees that Executive will be subject to any compensation clawback, recoupment and anti-hedging policies that may be applicable to Executive as an executive of Company, as in effect from time to time and as approved by the Board of Directors or a duly authorized committee thereof.

4.    Termination.

A.    Notice of Termination and Date of Termination. Each Party must give written notice to the other of the intent to terminate this Agreement and Executive’s employment hereunder (“Notice of Termination”). The Notice of Termination must specify a date of termination of employment, which shall incorporate any period of notice required by this Section 4 (“Date of Termination”).

B.    Executive’s Death or Total Disability. Executive’s employment under this Agreement shall terminate upon the date of Executive’s death. Additionally, if, during the Employment Term, Executive suffers a Total Disability (as defined in Section 4(E)(3)(iii), then Company may terminate Executive’s employment under this Agreement by giving Executive a Notice of Termination specifying the Date of Termination. Upon such termination due to death or Total Disability, Company shall pay to Executive or Executive’s estate (i) any Base Salary that has fully accrued but not been paid as of the effective date of such termination, as well as any vested and accrued employment benefits subject to the terms of any applicable employment benefit arrangements and applicable law (“Accrued Benefits”) and (ii) a prorated bonus for the year in which Executive’s death or Disability occurs, which bonus shall be calculated and paid in the same manner as set forth below in Section 4(E)(1)(b). All other rights and benefits of Executive and Executive’s dependents hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

C.    By Company with Cause. Company may terminate with Cause (as defined in Section 4(E)(3)(i)) Executive’s employment hereunder at any time. In order to terminate Executive’s employment hereunder with Cause, Company must give Notice of Termination to Executive specifying the Cause and the Date of Termination, which may be the same date as the date of the Notice of Termination. Upon termination with Cause, Company shall pay to Executive all Accrued Benefits. All other rights and benefits of Executive hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

D.    By Executive without Good Reason or by Mutual Agreement. Executive may terminate Executive’s employment without Good Reason (as defined in Section 4(E)(3)(iv) at any time by giving Company Notice of Termination at least 30 days prior to the Date of Termination designated by Executive. In addition, this Agreement may be terminated at any time by written mutual agreement of the Parties with or without notice. Upon termination of Executive’s employment by Executive without Good Reason or termination by mutual agreement of the parties, Company shall pay to Executive all Accrued Benefits. All other rights and benefits of Executive hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

E.    Without Cause by Company or For Good Reason by Executive. Company may terminate Executive’s employment at any time without Cause (as defined in Section 4(E)(3)(ii)) by giving Executive a Notice of Termination at least one day prior to the Date of Termination, and Executive may terminate Executive’s employment for Good Reason by giving Company a Notice of Termination in accordance with Section 4(E)(3)(iv) below. Upon termination of Executive’s employment without Cause by Company or for Good Reason by Executive, Company will pay Executive (i) all Accrued Benefits, (ii) the severance compensation payable set forth below in this Section 4(E), if Executive executes and does not revoke a Release (as defined in Section 4(E)(3)(v) within 60 days following the Date of Termination. All other rights and benefits of Executive hereunder shall terminate upon such termination, except for any right to the continuation of benefits otherwise provided by law.

(1)    In the event that Company terminates Executive’s employment without Cause or Executive terminates Executive’s employment for Good Reason, and Executive executes and does not revoke a Release, then Company shall pay to Executive as severance compensation, the following:

(a)    Executive’s Base Salary (at the rate payable at the time of such termination) for a period of 12 months following the Date of Termination. Such severance compensation shall be paid by Company in equal installments according to Company’s customary payroll practices, with the first payment made on the first regularly scheduled pay day immediately following the 60th day following the Date of Termination; provided, however, that if such termination of employment occurs within 60 days before, upon or within one year following a Change in Control (the “Change in Control Measurement Period”), then Company shall pay an amount equal to one and one half times the sum of Executive’s Base Salary (at the rate payable at the time of such termination) plus Executive’s Target Annual Bonus, which amount shall be paid (i) in a lump sum on the first regularly scheduled pay day immediately following the 60th day following the Date of Termination, but the amount will only be paid in a lump sum if the Change in Control constitutes a “change in control event” as defined under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); and (ii) notwithstanding the preceding clause (i), if the Change in Control is not a “change in control event” as defined under Section 409A of the Code and penalty taxes may result under Section 409A of the Code if such severance compensation is paid in a lump sum, then the severance compensation will be paid in equal installments according to Company’s customary payroll practices, with the first payment made on the first regularly scheduled pay day immediately following the 60th day following the Date of Termination.

(b)    If the termination or resignation occurs at any time except during the Change in Control Measurement Period, then to the extent Executive has an annual incentive compensation award for the year of termination in which the Date of Termination occurs, Executive shall receive a pro rata Target Annual Bonus award payment for the year in which the Date of Termination occurs (measured at the target level, identified “goal” target or other similar target, without taking into account any incentive override for above goal performance, or any project-specific or other non-standard incentives), which shall be paid on the first regularly scheduled pay day immediately following the 60th day following the Date of Termination. The pro rata amount shall be determined as the Target Annual Bonus in effect for the year in which the Date of Termination occurs, multiplied by a fraction, the numerator of which is the number of days in which Executive was employed by Company during the year in which the Date of Termination occurs, including the Date of Termination, and the denominator of which is 365. If, however, the termination or resignation occurs during the Change in Control Measurement Period, and provided that Executive has an annual incentive compensation award for the year of termination in which the Date of Termination occurs, then the Company shall pay Executive an amount equal to the full Target Annual Bonus award payment for the year in which the Date of Termination occurs, which shall be paid on the first regularly scheduled pay day immediately following the 60th day following the Date of Termination.

(c)    If the termination or resignation occurs at any time except during the Change in Control Measurement Period, and if Executive timely elects continued coverage under Section 4980B of the Code (“COBRA”), Company will pay the COBRA premiums necessary to continue Executive’s and his covered dependents’ health insurance coverage in effect for Executive (and Executive’s covered dependents) during the 12-month period following the Date of Termination; provided that such payments shall not continue beyond the first to occur of (x) the date Executive ceases to be eligible for COBRA continuation coverage for any reason, including plan termination, and (y) the date on which Executive is eligible for substantially similar coverage from a subsequent employer (such period from the termination date through the earlier of (x)-(y), the “Non-CIC COBRA Payment Period”). If the termination or resignation occurs during the Change in Control Measurement Period, then the COBRA payment period shall be extended to the 18-month period following the Date of Termination, but prongs (x) and (y) above shall remain the same (the “CIC COBRA Payment Period”). Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA premiums on Executive’s behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying COBRA premiums pursuant to this Section, the Company shall pay Executive on the last day of each remaining month of the Non-CIC COBRA Payment Period or CIC COBRA Payment Period, a fully taxable cash payment equal to the COBRA premium for such month, subject to applicable tax withholding, for the remainder of the COBRA Payment Period, and the Executive shall not be obligated to use any monthly, taxable cash payment to pay COBRA premiums. In the event that the Executive is on COBRA continuation coverage and the Company is required by law to subsidize all or any portion of the monthly COBRA premium that the Executive is required to pay, the Executive shall not be entitled to reimbursement of the monthly COBRA premium (except as required by law) or the taxable monthly payment of the COBRA premium amount to the extent of the amount of the required subsidy. Nothing in this Agreement shall deprive Executive of his rights under COBRA or ERISA for benefits under plans and policies arising under his employment by the Company.

(d)    The vesting of each outstanding equity award granted to Executive will accelerate so that such awards will be fully vested as of the Date of Termination. If any equity awards vest based on the attainment of performance goals, the performance goals will be deemed to have met as of the Date of Termination, unless such greater amount of vesting is provided for in the applicable award agreements.

(2)    Payment of the severance compensation shall be subject to all mandatory and voluntary payroll deductions. In the event that Executive materially breaches any of Executive’s post-employment covenants or obligations set forth in this Agreement that the Board of Directors reasonably determines is not cured (to the extent the breach is curable as determined by the Board of Directors) within 15 days following written notice from Company, then the payment of severance compensation pursuant to this section shall terminate immediately and permanently. During the period that Executive is paid the foregoing severance compensation, Executive shall not further accrue any other benefits under any benefit plans of which Executive was a participant while employed by Company, except as otherwise required by applicable federal or state law, by the express terms of this Agreement, or by the express terms of such benefit plans; provided, however, that if Executive becomes entitled to and receives the payments described in Section 4(E)(1) of this Agreement, Executive hereby waives Executive’s right to receive payments under any severance plan or similar program applicable to employees of Company.

(3)    For purposes of this Agreement:

(i)    Executive’s employment will be deemed to have been terminated by Company “with Cause” if the termination arises from a determination by the Board of Directors that (a) Executive is convicted of (or pleads guilty or nolo contendere to) a crime constituting a misdemeanor involving dishonesty or moral turpitude or any crime constituting a felony; (b) Executive neglects, refuses or fails to perform Executive’s material duties hereunder (other than a failure resulting from Executive’s incapacity due to physical or mental illness); (c) Executive commits a material act of dishonesty or otherwise engages in or is guilty of gross negligence or willful misconduct in the performance of Executive’s duties; or (d) Executive materially breaches the provisions of any written non-competition, non-disclosure or non-solicitation agreement, or any other agreement in effect with Company, including without limitation the provisions of Sections 7 – 9 of this Agreement or Company’s applicable written code of business conduct and compliance policies; provided, however, Executive shall have 15 days following Company’s provision of the Notice of Termination specifying a condition under clause (b), (c) or (d) constituting Cause to cure such condition (to the extent the condition is curable as reasonably determined by the Board of Directors), before which time a termination with Cause cannot be effective unless such condition remains uncured as reasonably determined by the Board of Directors.

(ii)    Executive’s employment shall be deemed to have been terminated by Company “without Cause” if such termination is not with “Cause,” and such termination is not the result of Executive’s death or Executive suffering a Total Disability.

(iii)    Executive shall be deemed to have suffered a “Total Disability” if (a) Executive is granted long-term disability benefits under Company’s long-term disability plan or (b) Executive becomes physically or mentally disabled so that Executive is unable to perform the essential functions of Executive’s job, with or without reasonable accommodation in accordance with the Americans with Disabilities Act and its amendments, for a period of 180 consecutive days.

(iv)    Executive shall be deemed to have terminated Executive’s employment for “Good Reason” if Executive terminates Executive’s employment on account of the occurrence of one or more of the following without Executive’s consent:

(a)    A material diminution by Company of Executive’s authority, title, duties or responsibilities, other than a diminution of authority, duties or responsibilities during a 15-day cure period following Company’s notice to Executive of a termination with Cause, temporarily while Executive is physically or mentally incapacitated, or otherwise as required by applicable law;

(b)    A material change in the geographic location at which Executive must perform services under this Agreement (which, for purposes of this Agreement, means the requirement that Executive work from a location more than 50 miles from Celebration, Florida or any other location at which Executive principally performs his duties immediately prior to the relocation);

(c)    A material diminution in Executive’s Base Salary which is not the result of an across-the-board reduction in base salaries of other senior executives of Company; or

(d)    Any action or inaction that constitutes a material breach by Company of this Agreement, including the failure of Company to pay any amounts due under Section 2 or the failure of Company to obtain from its successors the express assumption and agreement required under Section 16(A), or any other employment-related contract between the Company and Executive.

Executive must provide Notice of Termination for Good Reason to Company within 60 days after the event constituting Good Reason. Company shall have a period of 30 days in which it may correct the act or failure to act that constitutes the grounds for Good Reason as set forth in Executive’s Notice of Termination. If Company does not correct the act or failure to act, then, in order for the termination to be considered a Good Reason termination, Executive must terminate Executive’s employment for Good Reason by giving Notice of Termination with a Date of Termination designated by Executive which is at least 30 days after the date on which the Notice of Termination is given but not more than 90 days after the end of the cure period.

(v)    The term “Release” shall mean a release of claims approved by Company, which shall be in the form attached hereto as Exhibit B, subject to revision based on advice from Company counsel to comply with changes in applicable law.

(4)    In the event Company terminates Executive’s employment with Cause, Executive voluntarily terminates Executive’s employment with Company other than for Good Reason, or such employment is terminated by mutual agreement or as the result of Executive’s death or Total Disability, Executive shall not be entitled to payment of any severance compensation under this Agreement and Executive shall not be entitled to receive severance benefits under any Company severance plan.

F.    Cooperation after Notice of Termination. Following any Notice of Termination by either Company or Executive, Executive, if requested by Company, shall reasonably cooperate with Company in all matters relating to the winding up of Executive’s pending work on behalf of Company and the orderly transfer of any such pending work to other employees of Company as may be reasonably designated by Company following the Notice of Termination. Executive shall not receive any additional compensation during the Employment Term, other than Executive’s Base Salary, for any services that Executive renders as provided in this Section 4(F). For each day that Executive performs services under this Section 4(F) after the Employment Term, Executive shall be reimbursed for his reasonable out-of-pocket expenses and, after the final payment by Company of any and all severance compensation due to Executive under Section 4(E), Company shall pay Executive a per diem cash amount at Executive’s Base Salary rate on the Date of Termination.

G.    Surrender of Records and Property. Upon termination of employment, Executive shall promptly turn-over or deliver to Company at Company’s expense all property of Company in Executive’s possession, custody, or control, including without limitation thereto: records (paper and electronic), files (paper and electronic), documents (paper and electronic), electronic mail (e-mail) on Company accounts, letters, financial information, memorandum, notes, notebooks, contracts, project manuals, specifications, reports, data, tables, calculations, data, electronic information, and computer disks, in all cases whether or not such property constitutes Confidential Information (as defined below), and all copies thereof; all keys to motor vehicles, offices or other property of Company; and all computers, cellular phones and other property of Company. If any of the foregoing property of Company is electronically stored on a computer or other storage medium owned by Executive or a friend, family member or agent of Executive, such information shall be copied onto a computer disk to be delivered to Company together with a written statement of Executive that the information has been deleted from such person’s computer or other storage medium.

H.    Resignation from Boards. If Executive’s employment with Company terminates with Cause, Executive shall immediately resign from all boards of directors of Company, any affiliates and any other entities for which Executive serves as a representative of Company. If Executive’s employment is terminated for any other reason (other than death), Executive shall immediately resign from all boards of directors of Company, any affiliates and any other entities for which Executive serves as a representative of Company, if requested by the Board of Directors. To the extent Executive remains as a member of any boards of directors of Company, any affiliates and other entities following termination of employment (other than a termination of employment by Company with Cause), Executive shall remain on such boards for the remainder of the then current term and may be re-elected in accordance with the normal election procedures for the applicable board.

5.    Section 280G of the Code.

A.    Shareholder Approval, etc. At any time when Company is a corporation described in Section 280G(b)(5)(A)(ii)(I) of the Code, if a nationally recognized United States public accounting firm selected (and paid for) by Company (the “Accountant”) determines that any payment or benefit (including any accelerated vesting of equity awards) made or provided, or to be made or provided, by Company (or any successor thereto or affiliate thereof) to or for the benefit of Executive, whether pursuant to the terms of this Agreement, any other agreement, plan, program or arrangement of or with Company (or any successor thereto or affiliate thereof) or otherwise in connection with, or arising out of, a change in ownership or an effective control of Company or of a substantial portion of assets (any such payment or benefit, a “Parachute Payment”), will be subject to the excise tax imposed by Section 4999 of the Code or any comparable tax imposed by any replacement or successor provision of United States tax law (the “Excise Tax”), if Executive waives Executive’s right to receive all or a portion of the Parachute Payments unless such Parachute Payments are approved by the shareholders pursuant to Treas. Reg. Section 1.280G-1, Q&A-7, Company shall in good faith seek to obtain approval of payment of such waived Parachute Payments in accordance with the shareholder approval requirements described in Treas. Reg. Section 1.280G-1, Q&A-7.

B.    Better Off. If, following the date when Company ceases to be corporation described in Section 280G(b)(5)(A)(ii)(I) of the Code, it is determined by the Accountant that Executive shall become entitled to a Parachute Payment, which Parachute Payment shall be subject to the Excise Tax, then Company shall cause to be determined, before any amounts of any Parachute Payment is paid to Executive, which of the following two alternative forms of payment would result in Executive, on an after-tax basis, retaining the greater amount of Parachute Payments, notwithstanding that all or a portion of the Parachute Payments may be subject to the Excise Tax: (a) payment in full of all Parachute Payments or (b) payment of only a part of the Parachute Payments so that Executive receives the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). For purposes of this Section 5(B), the Accountant shall take into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at Executive’s actual marginal tax rate). If a Reduced Payment is made, (i) Executive shall have no rights to any additional payments and/or benefits constituting the Parachute Payments, and (ii) reduction in payments and/or benefits shall occur in the manner that results in the greatest economic benefit to Executive as determined in Section 5(C).

C.    Method of Determination. One or more determinations (each a “Tax Determination”) as to whether any of the Parachute Payments will be subject to the Excise Tax shall be made by the Accountant (with all costs related thereto paid by Company). For purposes of determining whether any of the Parachute Payments will be subject to the Excise Tax: (i) all of the Parachute Payments shall be treated as “parachute payments” (within the meaning of Section 280G of the Code) unless and to the extent that in the written advice of the Accountant, certain Payments should not constitute parachute payments, and (ii) all “excess parachute payments” (within the meaning of Section 280G of the Code) shall be treated as subject to the Excise Tax unless and only to the extent that the Accountant advises Company that such excess parachute payments are not subject to the Excise Tax.

6.    Intellectual Property.

A.    Work Product. During the Employment Term, Executive will be expected to perform duties which may lead to and include the discovery, creation, development, or expression of inventions, discoveries, developments, modifications, procedures, ideas, innovations, systems, programs, know-how, literary properties, chemical or biological data, computer software, improvements, processes, methods, formulas, systems, creative works and techniques (collectively, hereinafter “Work Product”).

B.    Assignment. Executive hereby assigns and transfers to Company, and agrees that Company shall be the sole owner of all Work Product conceived, developed or made by Executive (alone or with others), whether during working hours or at any other time, in whole or in part during Executive’s employment with Company (including prior to, during and after the Employment Term), whether at the request or upon the suggestion of Company or otherwise, which are useful in, or directly or indirectly related to Company’s business or any contemplated business of Company or which relate to, or are conceived, developed, or made in the course of, Executive’s employment or which are developed or made from, or by reason of knowledge gained from, such employment.

C.    Work for Hire. Executive hereby agrees that all work or other material containing or reflecting any Work Product shall be deemed a work made for hire under the U.S. Copyright Act. To the extent any such Work Product is determined that it is not a work made for hire, Executive hereby assigns to Company all of Executive’s right, title and interest, including all rights of copyright, patent, trade secret and other intellectual property rights, in, to and under the Work Product.

D.    Continuing Obligations. Executive agrees to disclose promptly all Work Product conceived or made by Executive (alone or with others) to which Company is entitled to as provided herein, and agrees not to disclose such Work Product to others except as required by law or as is reasonably necessary or appropriate in connection with the performance of Executive’s duties as an employee and officer of Company, without the express written consent of Company. Executive further agrees that during the Employment Term and at any time thereafter, Executive will, upon request by Company, provide all assistance reasonably required to protect, perfect and use the Work Product, including execution of proper assignments to Company of any and all such Work Product to which Company is entitled, execution of all papers and performance all other lawful acts which Company may deem necessary or advisable for the preparation, prosecution, procurement and maintenance of trademarks, copyrights and or patent applications, and execution of any and all proper documents as shall be required or necessary to vest title in Company to such Work Product. It is understood that all expenses in connection with such trademarks, copyrights or patents, and all applications related thereto, shall be borne by Company, however Company is under no obligation to protect such Work Product, except at its own discretion and to such extent as Company shall deem desirable. Executive shall not receive any additional compensation during the Employment Term, other than Executive’s Base Salary, for any services that Executive renders as herein provided. For each day that Executive performs services under this Section 6(D) after the Employment Term, Executive shall be reimbursed for his reasonable out-of-pocket expenses and, after the final payment by Company of any and all severance compensation due to Executive under Section 4(E), Company shall pay Executive a per diem cash amount at Executive’s Base Salary rate on the Date of Termination.

7.    Confidential Information.

A.    Confidential Information. The term “Confidential Information” means all information related to Company’s business, which exists or is developed at any time while Executive is an employee, officer and/or director of Company (including prior to, during and after the Employment Term), including without limitation: (i) strategic and development plans, financial information, equity investors, business plans, co-developer identities, business relationships, business records, project records, market reports, information relating to processes and techniques, technology, research, data, development, trade secrets, know-how, discoveries, ideas, concepts, specifications, diagrams, inventions, technical and statistical data, designs, drawings, models, flow charts, engineering, products, invention disclosures, patent applications, chemical and molecular structures, synthetic pathways, biological data, safety data, clinical data, developmental data, development route, manufacturing processes, synthetic techniques, analytical data, Work Product, and any and all other proprietary and sensitive information, disclosed or learned, whether oral, written, graphic or machine-readable, whether or not marked confidential or proprietary, whether or not patentable, whether or not copyrightable, including the manner and results in which any such Confidential Information may be combined with other information or synthesized or used by Company, which could prove beneficial in enabling a competitor to compete with Company; or (ii) information that satisfies the definition of a “trade secret” as that term is defined in the Florida Uniform Trade Secrets Act, FL Code Chpt. 688, as amended from time to time; provided, however, that information that is in the public domain (other than as a result of a breach by Executive of this Section 7), approved for release by Company, or lawfully obtained from a third party who is not known by Executive (after Executive’s reasonable inquiry) to be bound by a confidentiality agreement with Company is not Confidential Information.

B.    Acknowledgements. Executive acknowledges and agrees that: (1) Executive’s position with Company is one of high trust and confidence, (2) the Confidential Information constitutes a valuable, special and unique asset which Company uses to obtain a competitive advantage over its competitors, (3) Executive’s protection of such Confidential Information against unauthorized use or disclosure is critically important to Company in maintaining its competitive advantage, (4) all Confidential Information is the property of Company, and (5) Executive shall acquire no right, title or interest in, to or under any such Confidential Information.

C.    Nondisclosure. Executive promises that Executive will never (before, during or after the Employment Term): (1) disclose any Confidential Information to any person other than (i) an officer or director of Company; or (ii) any other person who is bound by nondisclosure restrictive covenants to Company and to whom disclosure of such Confidential Information is reasonably necessary or appropriate in connection with performance by Executive of Executive’s duties as an employee and officer of Company; or (2) use any Confidential Information except to the extent it is reasonably necessary or appropriate in connection with performance by Executive of Executive’s duties as an employee and officer of Company. Executive promises to take all reasonable precautions to prevent the inadvertent or accidental disclosure or misuse of any Confidential Information. In the event Executive receives a request to disclose all or any part of the Confidential Information under the terms of a subpoena or order issued by a court or governmental body, Executive promises, to the extent permissible by law, to (a) notify Company immediately of the existence, terms and circumstances surrounding such request, (b) consult with Company on the advisability of taking legally available steps to resist or narrow such request, (c) if disclosure is required, furnish only such portion of the Confidential Information as Executive is legally compelled to disclose; and (e) exercise Executive’s best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information.

8.    Noncompetition.

A.    Restricted Period. As used in this Agreement, the term “Restricted Period” means throughout the Employment Term and continuing until the end of the 18 month period following the date on which Executive's employment with Company is terminated for any reason (whether voluntary or involuntary).

B.    Prohibition on Competition. In order to protect Company’s legitimate business interests pursuant to Fla. Stat. Section 542.335, Executive hereby covenants and agrees that, until the expiration of the Restricted Period, except for any activity identified on Exhibit A, Executive will not serve as an officer, director, employee, independent contractor, consultant or agent of, or have any ownership interest in, any business entity which engages in any activities anywhere in the world that are materially similar to or competitive with Company’s pharmaceutical prodrug development and Commercialization (as defined below) activities in the fields of (i) opioid products for the treatment of pain, (ii) stimulant products for the treatment of ADHD, (iii) therapeutics to treat ideopathic hypersomnia, (iv) therapeutics to treat stimulant use disorder, (v) therapeutics to treat Tourette's syndrome, and/or (vi) such other products which Company is actively and demonstrably developing and/or Commercializing at the time Executive’s employment is terminated. If a court of competent jurisdiction finds this non-competition provision invalid or unenforceable due to unreasonableness in time, geographic scope, or scope of Company’s business, then Executive agrees that such court shall interpret and enforce this provision to the maximum extent that such court deems reasonable. For purposes of this Agreement, “Commercialize” or “Commercialization” means the sales and marketing phase with regard to a specific drug candidate in a specific country or region following the regulatory approval of said drug candidate in the applicable country or region.

C.    Exceptions. Executive’s ownership of less than 5% of the stock of a company that is competitive with the activities of Company as described in Section 8(B) and listed on a national securities exchange shall not be deemed to violate the prohibitions of Section 8(B). Also, Executive shall not be considered to have violated Section 8(B) with respect to the purchasing entity if there is a Change in Control and Executive becomes an employee, officer, director or shareholder of the purchasing entity.

9.    Nonsolicitation of Employees. In order to protect Company’s legitimate business interests pursuant to Fla. Stat. Section 542.335, until the expiration of the Restricted Period, Executive shall not, directly or indirectly, either on Executive’s own account or for any other person or entity: (a) employ, solicit, induce, advise, or otherwise convince, interfere with Company’s employment of, or offer employment to, any employee of Company; (b) employ or otherwise interfere with Company’s engagement with, or offer employment to, any consultant of Company; or (c) induce or attempt to induce any such employee or consultant to breach their employment agreement or relationship or consulting agreement or relationship with Company; provided, however, that Executive shall not be in breach of this provision if any such employee or consultant, without inducement or solicitation by Executive, applies for employment at Executive’s subsequent employer in response to a general advertisement soliciting employment.

10.    Reasonableness Of Restrictions; Remedies. Executive has carefully read and considered the restrictive covenants set forth in Sections 7 – 9 hereof, and understands Executive’s obligations thereunder, the limitations such obligations will impose upon Executive after termination of Executive’s employment with Company, and that the Restricted Period extends for 18 months after the termination of Executive’s employment. Executive has had full opportunity to review with Executive’s personal attorney this Agreement, including Sections 7 – 9, before executing the Agreement. Executive agrees that, as a result of Executive’s position with Company, the length of the Restricted Period and each restriction set forth in Sections 7, 8 and 9 herein are (1) fair and reasonable, (2) reasonably required for the protection of the legitimate business interests and goodwill established by Company, and (3) not overly broad or unduly burdensome to Executive. Executive acknowledges that Executive’s compliance with Executive’s obligations and restrictive covenants set forth in this Agreement is necessary to protect the business and goodwill of Company. Executive agrees that Executive’s breach of Executive’s obligations and/or restrictive covenants under this Agreement may irreparably and continually damage Company, for which money damages may not be adequate. Consequently, Executive agrees that in the event that Executive breaches or threatens to breach any of the covenants or agreements contained herein, Company shall be entitled to: (a) seek injunctive relief to prevent or halt Executive from breaching this Agreement; and (b) money damages as determined appropriate by a court of competent jurisdiction. Executive hereby agrees that injunctive relief may be granted by a court of competent jurisdiction without the necessity of Company to post bond, or if required to post bond, Executive agrees that the lowest amount permitted shall be adequate. Nothing in this Agreement shall be construed to prohibit Company from pursuing any other remedy available or from seeking to enforce any restrictive covenants to a lesser extent than set forth herein. The Parties agree that all remedies shall be cumulative. Each party is responsible for its own costs and expenses, including attorneys’ fees.

11.    No Prior Restrictions. Executive hereby represents and warrants to Company that the execution, delivery, and performance by Executive of Executive’s duties under this Agreement do not violate any provision of any agreement or restrictive covenant which Executive has with any former employer or any other entity. Executive further agrees to honor and inform Company of any and all post-employment obligations Executive has to any former employer or any other entity with which Executive has or had a business relationship.

12.    Notices. Any notice or communication required or permitted to be given hereunder may be delivered by hand, deposited with an overnight courier, sent by confirmed email, confirmed facsimile, or mailed by registered or certified mail, return receipt requested, postage prepaid, in the case of Company, addressed to Company’s principal office marked attention to Company’s president, and in the case of Executive, addressed to Executive’s personal address as appearing in Company’s payroll records, and in each case to such other mail address, e-mail address, or facsimile number as may hereafter be furnished in writing by either Party to the other Party. Such notice will be deemed to have been given as of the date it is hand delivered, emailed, faxed or three days after deposit in the U.S. mail.

13.    Likeness. Executive hereby grants to Company a license to use, without further compensation or approval from Executive, Executive’s name, image, portrait, voice, likeness and all other rights of publicity, or any derivative or modification thereto that Company may create, in any and all mediums, now known or hereafter developed, provided that such use is in relation to Company’s business and consistent with professional business standards, and does not disparage or denigrate Executive. Provided, however, if written notice is provided to Company by Executive following termination of Executive’s employment requesting that Company cease using Executive’s likeness, Company has 30 days to cease using Executive’s likeness in the manner set forth in the notice.

14.    Section 409A.

A.    This Agreement is intended to comply with Section 409A of the Code and its corresponding regulations, or an exemption, and payments may only be made under this Agreement upon an event and in a manner permitted by Section 409A of the Code, to the extent applicable. Severance benefits under the Agreement are intended to be exempt from Section 409A of the Code under the “short-term deferral” exception, to the maximum extent applicable, and then under the “separation pay” exception, to the maximum extent applicable. Notwithstanding anything in this Agreement to the contrary, if required by Section 409A of the Code, if Executive is considered a “specified employee” for purposes of Section 409A and if payment of any amounts under this Agreement is required to be delayed for a period of six months after separation from service pursuant to Section 409A of the Code, payment of such amounts shall be delayed as required by Section 409A of the Code, and the accumulated amounts shall be paid in a lump sum payment within 10 days after the end of the six month period. If Executive dies during the postponement period prior to the payment of benefits, the amounts withheld on account of Section 409A of the Code shall be paid to the personal representative of Executive’s estate within 60 days after the day of Executive’s death. The Parties agree that this Section 14 shall not be construed in a manner so as to accelerate any payments due under this Agreement.

B.    All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under Section 409A of the Code. For purposes of Section 409A of the Code, each payment hereunder shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. In no event may Executive, directly or indirectly, designate the calendar year of a payment. All reimbursements and in-kind benefits provided under the Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code.

15.    INDEMNIFICATION; LIABILITY INSURANCE. Company shall indemnify and hold Executive harmless to the fullest extent permitted by the laws of Company’s state of organization or incorporation in effect at the time against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including advancement of reasonable attorney’s fees), losses, and damages resulting from Executive’s performance of Executive’s duties and obligations with Company. Executive will be entitled to be covered, both during and, while potential liability exists, by any insurance policies the Employer may elect to maintain generally for the benefit of officers and directors of the Employer against all costs, charges and expenses incurred in connection with any action, suit or proceeding to which Executive may be made a party by reason of being an officer or director of Company in the same amount and to the same extent as Company covers its other officers and directors. These obligations shall survive the termination of Executive’s employment with Company.

16.    General Provisions.

A.    Successors and Assigns. The rights and obligations under this Agreement shall survive the termination of Executive’s services to Company in any capacity and shall inure to the benefit and shall be binding upon Executive’s heirs and personal representatives. Executive’s duties and obligations are personal in nature and Executive may not assign or delegate any duties under this Agreement without Company’s prior written approval. Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of Company, within 15 days of such succession, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as Company would be required to perform if no such succession had taken place and Executive acknowledges that in such event the obligations of Executive hereunder will continue to apply in favor of the successor. As used in this Agreement, “Company” shall mean Company and any such successor which assumes and agrees to perform the duties and obligations of Company under this Agreement by operation of law or otherwise.

B.    Survival of Certain Terms. The terms, conditions and covenants set forth in this Agreement which specifically relate to periods, activities or obligations upon or subsequent to the termination of Executive’s employment, including, without limitation, the restrictive covenants contained in Sections 7 – 9, shall survive the termination of this Agreement and Company’s employment of Executive hereunder, and the Parties shall remain bound by such terms, conditions and covenants.

C.    Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the procedural and substantive laws of the State of Florida, without regard to its conflicts of laws provisions. The litigation of any disputes arising out of this Agreement shall take place in the appropriate federal or state court located in Osceola County, Florida. The parties, to the extent they can legally do so, hereby consent to service of process, and to be sued in the State of Florida and consent to the exclusive jurisdiction of the courts of the State of Florida and the United States District Court for the Middle District of Florida, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of any of their obligations hereunder or with respect to the transactions contemplated hereby, and expressly waive any and all objections they may have to venue in such courts. Notwithstanding the foregoing, should Executive refuse to comply with an order or judgment of such court, then Company may enforce this Agreement and the order or judgment of such court in any jurisdiction it deems appropriate.

D.    Severability, Reform. If any provision of this Agreement is determined to be void, invalid or unenforceable, the remainder shall be unaffected and shall be enforceable as if the void, invalid or unenforceable part was not a provision of the Agreement.

E.    Entire Agreement. This Agreement and its attached exhibits, which by this reference are hereby incorporated into and made a part of this Agreement as if set forth herein verbatim, contain the entire understanding of the parties to this Agreement and supersede and replace all former agreements or understandings, oral or written, between Company and Executive regarding the subject matter hereof.

F.    Modification and Waiver. This Agreement may not be amended except by a written instrument signed by both Parties which specifically refers to the particular provision or provisions being amended. No provision of this Agreement may be waived except in a written instrument that specifically refers to the particular provision or provisions being waived and is signed by the Party against whom the waiver is being asserted. No waiver by any Party of any right, power or privilege hereunder shall constitute a waiver of any other right, power or privilege hereunder, and no waiver by any party of any breach of a provision hereunder shall constitute a waiver of any other breach of that or any other provision of this Agreement.

G.    Taxes; Withholding. All compensation and benefits payable to Executive under this Agreement shall be subject to all income and other employment tax withholding and reporting required by federal, state or local law with respect to compensation, benefits and reimbursable expenses paid by a corporation to an employee. Executive shall be responsible for all taxes applicable to amounts payable under this Agreement.

H.    Assistance in Litigation. Executive shall reasonably cooperate with Company in the defense or prosecution of any claims or actions now in existence or that may be brought in the future against or on behalf of Company that relate to events or occurrences that transpired while Executive was employed by Company. Executive’s cooperation in connection with such claims or actions shall include being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of Company at mutually convenient times. Executive also shall cooperate fully with Company in connection with any investigation or review by any federal, state or local regulatory authority as any such investigation or review relates, to events or occurrences that transpired while Executive was employed by Company. Notwithstanding anything to the contrary in this Section 17(H), unless otherwise mutually agreed between Executive and Company in writing and, for each day that Executive performs services under this Section 16(H) Executive shall be reimbursed for his reasonable out-of-pocket expenses and, after the final payment by Company of any and all severance compensation due to Executive under Section 4(E), Company shall pay Executive a per diem cash amount at Executive’s Base Salary rate on the Date of Termination.

I.    Beneficiaries; References. Executive shall be entitled to select (and change to the extent permitted under any applicable law) a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following Executive’s death, and may change such election, in either case by giving Company written notice thereof. In the event of Executive’s death or a judicial determination of Executive’s incompetence, reference in this Agreement to Executive shall be deemed, where appropriate, to refer to Executive’s beneficiary, estate or other legal representative. Any reference to any gender in this Agreement shall include, where appropriate, the other gender.

J.    Voluntary Agreement. Each Party to this Agreement has read and fully understands the terms and provisions hereof, has had an opportunity to review this Agreement with legal counsel, has executed this Agreement based upon such party’s own judgment and advice of counsel, and knowingly, voluntarily and without duress, agrees to all of the terms set forth in this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any party because of authorship of any provision of this Agreement. Except as expressly set forth in this Agreement, neither the Parties nor their affiliates, advisors and/or their attorneys have made any representation or warranty, express or implied, at law or in equity with respect of the subject matter contained herein. Without limiting the generality of the previous sentence, Company, its affiliates, advisors and/or attorneys have made no representation or warranty to Executive concerning the state or federal tax consequences to Executive regarding the transactions contemplated by this Agreement.

K.    Effect of Headings. Headings to sections and paragraphs of this Agreement are for reference only, and do not form a part of this Agreement, or effect the interpretation of this Agreement.

L.    Counterparts. This Agreement may be executed in counterparts, including by transmission of facsimile or PDF copies of signature pages, each of which shall for all purposes are deemed to be an original and all of which shall constitute on instrument. All signatures of the parties transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[SIGNATURE PAGE FOLLOWS]

Signature Page

Of

Amended and Restated Employment Agreement

In Witness Whereof, Company has caused this Agreement to be duly executed and delivered by its duly authorized officer, and Executive has duly executed and delivered this Agreement, as of the date first written on page 1 of this Agreement.

KemPharm, Inc. ("Company")		Richard Pascoe

By:	/s/ Matthew R. Plooster	/s/ Richard Pascoe
Matthew R. Plooster
Chair, Compensation Committee
of the Board of Directors

Exhibit A

List of Outside Business Activities

1. Board service for Seelos Therapeutics, Inc.

Exhibit B

Release of Claims

Separation of Employment Agreement and General Release

THIS SEPARATION OF EMPLOYMENT AGREEMENT AND GENERAL RELEASE (the “Agreement”) is made as of this ___ day of __________, ____, by and between Richard Pascoe (“Executive”) and KemPharm, Inc. (the “Company”).

WHEREAS, Executive is employed by Company as Executive Chairman;

WHEREAS, Executive and Company entered into an Executive Employment Agreement, dated October 5, 2021, (the “Employment Agreement”) which provides for certain benefits in the event that Executive’s employment is terminated on account of a reason set forth in the Employment Agreement;

WHEREAS, Executive’s employment with Company will terminate effective __________________ (the “Termination Date”); and

WHEREAS, in connection with the termination of Executive’s employment, the parties have agreed to a separation package and the resolution of any and all disputes between them.

NOW, THEREFORE, IT IS HEREBY AGREED by and between Executive and Company as follows:

1.         Executive, for and in consideration of the commitments of Company as set forth in paragraph 6 of this Agreement, and intending to be legally bound, does hereby REMISE, RELEASE AND FOREVER DISCHARGE Company, its stockholders, its present and past affiliates, subsidiaries and parents, their respective officers, directors, investors, employees, and agents, and their respective predecessors, successors and assigns, heirs, executors, and administrators (collectively, “Releasees”), subject to the exceptions of Section 2 of the Agreement, from all causes of action, suits, debts, claims and demands whatsoever in law or in equity, which Executive ever had, now has, or hereafter may have, whether known or unknown, or which Executive’s heirs, executors, or administrators may have, by reason of any matter, cause or thing whatsoever, from the beginning of time to the date of this Agreement, to the extent arising from or relating in any way to Executive’s employment relationship with Company, the terms and conditions of that employment relationship, and/or the termination of that employment relationship, including, but not limited to, (i) any claims for monetary damages arising under the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act (“OWBPA”), Title VII of The Civil Rights Act of 1964, the Americans with Disabilities Act; (ii) any and all claims arising under the Family and Medical Leave Act of 1993, the Employee Retirement Income Security Act of 1974, as amended; (iii) any and all claims arising under any applicable state and local fair employment practice laws and wage and hour laws; (iv) any other claims under any federal, state or local common law, statutory, or regulatory provision, now or hereafter recognized; and (v) any claims for attorneys’ fees and costs.

2.          The foregoing shall in no event apply to (i) enforcement by Executive of Executive’s rights under this Agreement, (ii) Executive’s rights as a stockholder in Company or any of its affiliates, (iii) Executive’s rights to indemnifications under any separate contract or insurance policy, (iv) Executive’s right to seek unemployment insurance benefits, (v) Executive’s right to seek workers’ compensation benefits, (vi) any rights Executive has to indemnification for service as an officer of Company, or (vii) any claims that, as a matter of applicable law, are not waivable.  This Agreement is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, implied or express contract or discrimination of any sort.

Executive and Company agree that nothing in this Agreement prevents or prohibits Executive from (i) making any disclosure of relevant and necessary information or documents in connection with any charge, action, investigation, or proceeding relating to this Agreement, or as required by law or legal process; (ii) participating, cooperating, or testifying in any charge, action, investigation, or proceeding with, or providing information to, any self-regulatory organization, governmental agency or legislative body, and/or pursuant to the Sarbanes-Oxley Act, (iii) filing, testifying, participating in or otherwise assisting in a proceeding relating to an alleged violation of any federal, state or municipal law relating to fraud, or any rule or regulation of the Securities and Exchange Commission or any self-regulatory organization or (iv) challenging the knowing and voluntary nature of the release of ADEA claims pursuant to the OWBPA.  To the extent permitted by law, upon receipt of any subpoena, court order or other legal process compelling the disclosure of any such information or documents, Executive agrees to give prompt written notice to Company so as to permit Company to protect its interests in confidentiality to the fullest extent possible.  To the fullest extent provided by law, Executive acknowledges and agrees, however, Executive is waiving any right to recover monetary damages in connection with any such charge, action, investigation or proceeding.  To the extent Executive receives any monetary relief in connection with any such charge, action, investigation or proceeding, Company will be entitled to an offset for the benefits made pursuant to this Agreement, to the fullest extent provided by law.

Executive and Company further agree that the Equal Employment Opportunity Commission (“EEOC”) and comparable state or local agencies have the authority to carry out their statutory duties by investigating charges, issuing determinations, and filing lawsuits in Federal or state court in their own name, or taking any action authorized by the EEOC or comparable state or local agencies.  Executive retains the right to participate in any such action and to seek any appropriate non-monetary relief.  Executive retains the right to communicate with the EEOC and comparable state or local agencies and such communication can be initiated by Executive or in response to the government and such right is not limited by any non-disparagement claims.  Executive and Company agree that communication with employees plays a critical role in the EEOC’s enforcement process because employees inform the agency of employer practices that might violate the law.  For this reason, the right to communicate with the EEOC is a right that is protected by federal law and this Agreement does not prohibit or interfere with those rights.  Notwithstanding the foregoing, Executive agrees to waive Executive’s right to recover monetary damages in any charge, complaint or lawsuit filed by Executive or by anyone else on Executive’s behalf.

3.         In consideration of Executive’s agreement to comply with the covenants described in Section 6-10 of the Employment Agreement, Company agrees as set forth in paragraph 6 herein.

4.          Executive further agrees and recognizes that Executive has permanently and irrevocably severed Executive’s employment relationship with Company, that Executive shall not seek employment with Company or any affiliated entity at any time in the future, and that neither Company nor any affiliate has any obligation to employ Executive in the future.

5.         Executive agrees that Executive will not disparage or subvert Company or the Releasees, or make any statement reflecting negatively on Company or the Releasees, including, but not limited to, any matters relating to the operation or management of Company, Executive’s employment and the termination of Executive’s employment, irrespective of the truthfulness or falsity of such statement.

6.         In consideration for Executive’s agreement as set forth herein, Company agrees to pay and provide Executive with the severance benefits described in Section 4(E)(1) of Executive’s Employment Agreement.  Executive agrees that Executive is not entitled to any payments, benefits, severance payments or other compensation beyond that expressly provided in Section 4(E)(1) of Executive’s Employment Agreement and the Accrued Benefits (as defined in Section 4(B) of the Employment Agreement).

7.          Executive understands and agrees that the payments, benefits and agreements provided in this Agreement are being provided to Executive in consideration for Executive’s acceptance and execution of, and in reliance upon Executive’s representations in, this Agreement.  Executive acknowledges that if Executive had not executed this Agreement containing a release of all claims against Company and the Releasees, Executive would only have been entitled to the payments provided in Company’s standard severance pay plan for employees.

8.         Executive acknowledges and agrees that Company previously has satisfied any and all obligations owed to Executive under any employment agreement or offer letter Executive has with Company or a Releasee and, further, that this Agreement supersedes any and all prior agreements or understandings, whether written or oral, between the parties, excluding only Executive’s and Company’s post-termination obligations under Executive’s Employment Agreement, Executive’s rights under any outstanding equity grants in accordance with the terms of the applicable grant agreements, any obligations relating to the securities of Company or any of its affiliates and Company’s obligations under Section 4(E)(1) of Executive’s Employment Agreement and to pay or provide the Accrued Benefits (as defined in Section 4(B) of the Employment Agreement), all of which shall remain in full force and effect to the extent not inconsistent with this Agreement, and further, that, except as set forth expressly herein, no promises or representations have been made to Executive in connection with the termination of Executive’s Employment Agreement or the terms of this Agreement.

9.         Except as may be necessary to obtain approval or authorization to fulfill Executive’s or its obligations hereunder or as required by applicable law and subject to the exceptions of Section 2 of the Agreement, (a) Executive agrees not to disclose the terms of this Agreement to anyone, except Executive’s spouse, attorney and, as necessary, tax/financial advisor, and (b) Company agrees that the terms of this Agreement will not be disclosed.  It is expressly understood that any violation of the confidentiality obligation imposed hereunder constitutes a material breach of this Agreement.

10.       Executive represents that Executive does not presently have in Executive’s possession any records and business documents, whether on computer or hard copy, and other materials (including but not limited to computer disks and tapes, computer programs and software, office keys, correspondence, files, customer lists, technical information, customer information, pricing information, business strategies and plans, sales records and all copies thereof) (collectively, the “Corporate Records”) provided by Company and/or its predecessors, parents, subsidiaries or affiliates or obtained as a result of Executive’s  employment with Company and/or its predecessors, parents, subsidiaries or affiliates, or created by Executive while employed by or rendering services to Company and/or its predecessors, parents, subsidiaries or affiliates.  Executive acknowledges that all such Corporate Records are the property of Company.  In addition, Executive shall promptly return in good condition any and all Company owned equipment or property, including, but not limited to, automobiles, personal data assistants, facsimile machines, copy machines, pagers, credit cards, cellular telephone equipment, business cards, laptops and computers.  As of the Termination Date, Company will make arrangements to remove, terminate or transfer any and all business communication lines including network access, cellular phone, fax line and other business numbers.

11.        Subject to the exceptions of Section 2 of the Agreement, Executive expressly waives all rights afforded by any statute which expressly limits the effect of a release with respect to unknown claims.  Executive acknowledges the significance of this release of unknown claims and the waiver of statutory protection against a release of unknown claims which provides that a general release does not extend to claims which the creditor does not know or suspect to exist in Executive’s favor at the time of executing the release, which if known by it must have materially affected its settlement with the debtor.

12.       The parties agree and acknowledge that the agreements by Company described herein, and the settlement and termination of any asserted or unasserted claims against the Releasees, are not and shall not be construed to be an admission of any violation of any federal, state or local statute or regulation, or of any duty owed by any of the Releasees to Executive.

13.       Executive agrees and recognizes that should Executive breach any of the obligations or covenants set forth in this Agreement, Company will have no further obligation to provide Executive with the consideration set forth herein, and will have the right to seek repayment of all consideration paid up to the time of any such breach.  Further, Executive acknowledges in the event of a breach of this Agreement, Releasees may seek any and all appropriate relief for any such breach, including equitable relief and/or money damages.

14.       This Agreement and the obligations of the parties hereunder shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

15.       Executive certifies and acknowledges as follows:

(a)         That Executive has read the terms of this Agreement, and that Executive understands its terms and effects, including the fact that Executive has agreed to RELEASE AND FOREVER DISCHARGE Company and each of the Releasees from any legal action arising out of Executive’s employment relationship with Company and the termination of that employment relationship;

(b)         That Executive has signed this Agreement voluntarily and knowingly in exchange for the consideration described herein, which Executive acknowledges is adequate and satisfactory to Executive and which Executive acknowledges is in addition to any other benefits to which Executive is otherwise entitled;

(c)         That Executive has been and is hereby advised in writing to consult with an attorney prior to signing this Agreement;

(d)         That Executive does not waive rights or claims that may arise after the date this Agreement is executed;

(e)         That Company has provided Executive with a period of [twenty-one (21)] or [forty-five (45)] days within which to consider this Agreement, and that Executive has signed on the date indicated below after concluding that this Separation of Employment Agreement and General Release is satisfactory to Executive; and

[Note:  The applicable time period will depend on whether the termination is part of a reduction in force (45 days) or not (21 days).  In addition, if the termination is in connection with a reduction in force, certain disclosures will need to be made to Executive to comply with the requirements of the ADEA if Executive is at least age 40.]

(f)         Executive acknowledges that this Agreement may be revoked by Executive within seven (7) days after execution, and it shall not become effective until the expiration of such seven (7) day revocation period.  In the event of a timely revocation by Executive, this Agreement will be deemed null and void and Company will have no obligations hereunder.  Revocation may be achieved only by delivering a letter to [NAME, TITLE, ADDRESS], clearly evidencing a decision to revoke within the seven day revocation period.

Intending to be legally bound hereby, Executive and Company executed the foregoing Separation of Employment Agreement and General Release this ______ day of _______, ____.

Witness:
Richard Pascoe

KemPharm, Inc.

By:	Witness:
Name:
Title

Exhibit 99.1

KemPharm Reports Third Quarter 2021 Financial Results and Corporate Updates

Lead Independent Director Richard W. Pascoe Named Executive Chairman

Conference Call and Live Audio Webcast with Slide Presentation Scheduled for Today, November 10, 2021, 4:30 p.m. ET

Corporate and Regulatory Highlights

●	Appointment of Richard W. Pascoe as Executive Chairman; Mr. Pascoe to focus on executing the Company’s strategic growth plans
●	Uplisted to The Nasdaq Global Select Market
●	Research involving AZSTARYS® and serdexmethylphenidate featured in poster presentations at multiple medical conferences during ADHD Awareness Month (October)
o	Data presented during the 2021 Virtual International Conference on ADHD affirmed AZSTARYS’ 30-minute onset of action and 13-hour duration of effect
●	Appointed Tamara A. Seymour to Board of Directors
●	U.S. commercial launch of AZSTARYS initiated on July 21, 2021

Financial Highlights

●	Q3 2021 net loss of $0.05 per basic share
●	Reported Q3 2021 revenue of $2.0 million
●	Total cash and cash equivalents was $131.5 million at September 30, 2021

Celebration, FL – November 10, 2021 – KemPharm, Inc. (NASDAQ: KMPH), a specialty pharmaceutical company focused on the discovery and development of proprietary prodrugs, today reported its financial results for the third quarter ended September 30, 2021.  In addition, the Company announced that Richard W. Pascoe, lead independent director on the Board of Directors, has been named Executive Chairman to support execution of the Company’s strategic growth objectives to expand its pipeline and commercialization capabilities.  Travis C. Mickle, Ph.D., remains the Company’s President and Chief Executive Officer, and as a member of the Board of Directors.

“I am delighted to partner with Rich in his new role as Executive Chairman as we build upon our successful track record of clinical development and U.S. regulatory approvals to create an innovative biopharmaceutical company with an expanded pipeline and commercial capabilities,” stated Dr. Mickle.  “Rich and I have built a strong working relationship since he joined our Board in 2014, and I am proud of our many accomplishments at KemPharm to date.  Working together to expand the Company’s growth opportunities will be exciting as together we pursue our shared goal to increase shareholder value.”

“I am excited for the opportunity to continue my service to KemPharm as its Executive Chairman and to partner with Travis and the executive team as we seek to grow into a profitable, fully integrated, biopharmaceutical company,” said Mr. Pascoe.  “Travis, the Board of Directors, and I are committed to this objective which we will seek to accomplish by successfully building, developing, and commercializing a pipeline of innovative product candidates focused on the treatment of neurodegenerative/central nervous system indications.”

Mr. Pascoe has a strong track record building and leading life sciences organizations.  He has served in key leadership roles in companies that successfully raised over $300 million in equity capital, taken private companies public, closed more than $2 billion of value in business development transactions, obtained regulatory approvals for two products in both the U.S. and Europe, and led commercial launches of prescription drugs in the U.S. across multiple therapeutic categories.

Most recently, Mr. Pascoe served as Chief Executive Officer of Histogen Inc., and his prior experiences include serving as Chief Executive Officer at Apricus Biosciences Inc. and Somaxon Pharmaceutical, Inc.  Mr. Pascoe’s career is also highlighted by several senior management roles, including Chief Operating Officer at ARIAD Pharmaceuticals, Inc., and Senior Vice President of the Neuroscience Division at King Pharmaceuticals, Inc.  In addition to serving as Executive Chairman of KemPharm, Inc., Mr. Pascoe is currently a member of the board of directors of Seelos Therapeutics, Inc., and the board of directors of the Johnny Mac Soldiers Fund, a charity for military veterans.  Mr. Pascoe is a graduate of the Unites States Military Academy at West Point.

Q3 2021 Corporate and Financial Results:

“The third quarter of 2021 was highlighted by the U.S. commercial launch of AZSTARYS®, a seminal event in KemPharm’s history, which occurred during a year with numerous transformative milestones for the company,” said Dr. Mickle.  “Corium’s commercialization of AZSTARYS continues to proceed as planned, and their team has recently reported to us their estimate that more than 50 million commercial and Medicaid lives now have access to AZSTARYS with more progress expected in the coming months.  Additionally, research involving AZSTARYS and serdexmethylphenidate (SDX) was presented at three recent ADHD medical conferences, including data from the pivotal study of AZSTARYS demonstrating the drug’s 30-minute onset-of-action and 13-hour duration-of-effect.  At only 100 days post-launch, we are encouraged by the early progress, and we believe that Corium’s commercialization efforts will continue to gain traction with payors, providers, prescribers and patients.”

Dr. Mickle continued, “In addition to Rich’s appointment as Executive Chairman, we also announced several other corporate advancements, including the appointment of Tamara Seymour to our Board of Directors and the uplisting of our common stock to The Nasdaq Global Select Market.  These developments continue a period of transformation for KemPharm as we position ourselves to capitalize on pipeline development opportunities that, we believe, will ultimately translate to enhanced shareholder value.  The advancement of our SDX program is also moving ahead, with data from the ongoing SDX clinical trial expected to be announced prior to year-end.  This information will provide valuable insights into the potential path forward for developing SDX-based product candidates designed for therapeutic indications with underserved patient populations.”

Financial results for Q3 2021 included revenue of $2.0 million, as compared to Q3 2020 revenue of $1.9 million, which was derived primarily from service fee revenue.  The service fee revenue is being earned under consulting arrangements which contractually continue through March 2022.

KemPharm’s net loss for Q3 2021 was $1.8 million, or $0.05 per basic share, compared to a net loss of $3.0 million, or a loss of $0.68 per basic and diluted share for the same period in 2020. Net loss for Q3 2021 was driven primarily by operating loss of $2.2 million, partially offset by non-cash fair value adjustment income of $0.3 million related to derivative and warrant liability and net interest income and other items of $0.1 million.  The net operating loss of $2.2 million for Q3 2021 was a change of $1.0 million compared to net operating loss of $1.2 million in the same period in 2020, which was primarily due to increases in operating expenses period over period. The net increase in operating expenses was primarily due to increases in research and development expense of $0.5 million and general and administrative expenses of $0.5 million.

As of September 30, 2021, total cash and cash equivalents was $131.5 million, which was a decrease of $0.8 million compared to $132.3 million as of June 30, 2021.

As of September 30, 2021, total shares of common stock outstanding was 35,317,313 shares, and fully diluted common shares outstanding was 46,553,727 shares, which included 4,252,600 shares issuable upon exercise of warrants.  In addition, no preferred stock is outstanding as of September 30, 2021.

Conference Call Information:

KemPharm will host a conference call and live audio webcast with slide presentation on Wednesday, November 10, 2021, at 4:30 p.m. ET, to discuss its corporate and financial results for the third quarter 2021.

Telephone Access:

To access the conference call telephonically, interested participants and investors will be required to register via the following online form:  http://www.directeventreg.com/registration/event/6718737

Once registered, all individuals will be provided with participant dial-in numbers, a passcode and a registrant ID, which can then be used to access the conference call.

Participants may register at any time.  It is recommended that the registration process be completed at least 15 minutes prior to the start of the call.

Webcast Access:

The live audio webcast with slide presentation will be accessible via the Investor Relations section of KemPharm’s website, http://investors.kempharm.com/. An archive of the webcast and presentation will be available for 90 days beginning at approximately 5:30 p.m. ET, on November 10, 2021.

About AZSTARYS®:

AZSTARYS is an FDA-approved, once-daily product for the treatment of attention deficit hyperactivity disorder (ADHD) in patients age six years or older. AZSTARYS consists of SDX, KemPharm’s prodrug of d-methylphenidate (d-MPH), co-formulated with immediate release d-MPH.

The complete approved prescribing information for AZSTARYS may be downloaded in PDF format here:

https://kempharm.com/wp-content/uploads/2021/03/AZSTARYS-Master-Label-Final_20210302.pdf

About KemPharm:

KemPharm is a specialty pharmaceutical company focused on the discovery and development of proprietary prodrugs to treat serious medical conditions through its proprietary LAT® (Ligand Activated Therapy) technology. KemPharm utilizes its proprietary LAT® technology to generate improved prodrug versions of FDA-approved drugs as well as to generate prodrug versions of existing compounds that may have applications for new disease indications. KemPharm’s prodrug product candidate pipeline is focused on the high need areas of attention deficit hyperactivity disorder, or ADHD, stimulant use disorder (SUD) and CNS rare diseases, including idiopathic hypersomnia (IH). In addition, KemPharm has received FDA approval for AZSTARYS®, a new once-daily treatment for ADHD in patents age six years and older, and for APADAZ®, an immediate-release combination product containing benzhydrocodone, a prodrug of hydrocodone, and acetaminophen. For more information on KemPharm and its pipeline of prodrug product candidates visit www.kempharm.com or connect with us on Twitter, LinkedIn, Facebook and YouTube.

Caution Concerning Forward Looking Statements:

This press release may contain forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements, including the continued commercialization of AZSTARYS and the further development of KemPharm’s pipeline of product candidates, are based on information currently available to KemPharm and its current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans. Risks concerning KemPharm’s business are described in detail in KemPharm’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and KemPharm’s other filings with the Securities and Exchange Commission. KemPharm is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

KemPharm Contacts:

Tiberend Strategic Advisors, Inc.

Jason Rando/Maureen McEnroe, CFA

(212) 375-2665 / 2664

jrando@tiberend.com

mmcenroe@tiberend.com

KEMPHARM, INC.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	$1,965	$1,925	$26,068	$10,922
Operating expenses:
Royalty and direct contract acquisition costs	0	—	2,000	1,305
Research and development	2,239	1,709	7,352	5,789
General and administrative	1,948	1,429	6,145	5,393
Severance expense	—	—	—	830
Total operating expenses	4,187	3,138	15,497	13,317
(Loss) income from operations	(2,222)	(1,213)	10,571	(2,395)
Other income (expense):
Loss on extinguishment of debt	—	—	(16,096)	—
Interest expense related to amortization of debt issuance costs and discount	—	(578)	(150)	(1,723)
Interest expense on principal	(6)	(1,163)	(221)	(3,620)
Fair value adjustment related to derivative and warrant liability	332	(137)	(92)	(65)
Interest and other income (expense), net	137	48	136	(135)
Total other income (expense)	463	(1,830)	(16,423)	(5,543)
Loss before income taxes	(1,759)	(3,043)	(5,852)	(7,938)
Income tax benefit	—	34	—	34
Net loss	(1,759)	(3,009)	(5,852)	(7,904)
Deemed dividend	—	—	(54,342)	—
Net loss attributable to common stockholders	$(1,759)	$(3,009)	$(60,194)	$(7,904)

Basic net loss per share of common stock:
Net loss	$(0.05)	$(0.68)	$(0.21)	$(2.08)
Net loss attributable to common stockholders	$(0.05)	$(0.68)	$(2.16)	$(2.08)

Diluted net loss per share of common stock:
Net loss attributable to common stockholders	$(0.06)	$(0.68)	$(2.16)	$(2.08)

Weighted average number of shares of common stock outstanding:
Basic	35,217,953	4,425,474	27,904,711	3,794,840
Diluted	35,217,953	4,425,474	27,904,711	3,794,840

KEMPHARM, INC.

CONDENSED BALANCE SHEETS

(in thousands, except share and par value amounts)

	September 30,	December 31,
	2021	2020
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$131,503	$4,213
Accounts and other receivables	1,619	2,579
Prepaid expenses and other current assets	1,508	1,481
Restricted cash	—	109
Total current assets	134,630	8,382
Property and equipment, net	931	1,039
Operating lease right-of-use assets	1,186	1,350
Other long-term assets	439	438
Total assets	$137,186	$11,209

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$2,085	$6,647
Current portion of operating lease liabilities	349	327
Current portion of loans payable	—	390
Other current liabilities	1,264	172
Total current liabilities	3,698	7,536
Convertible notes, less current portion, net	—	67,658
Derivative and warrant liability	396	304
Operating lease liabilities, less current portion	1,324	1,587
Loans payable	—	391
Other long-term liabilities	31	145
Total liabilities	5,449	77,621

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock:
Undesignated preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of September 30, 2021; 9,961,846 shares authorized, no shares issued or outstanding as of December 31, 2020	—	—
Common stock, $0.0001 par value, 250,000,000 shares authorized, 35,317,313 shares issued and outstanding as of September 30, 2021; 4,537,321 shares issued and outstanding as of December 31, 2020	4	0
Additional paid-in capital	396,059	192,062
Accumulated deficit	(264,326)	(258,474)
Total stockholders' equity (deficit)	131,737	(66,412)
Total liabilities and stockholders' equity (deficit)	$137,186	$11,209

Exhibit 99.2